

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 17, 2016

Via E-Mail
Saagar Govil
Chief Executive Officer
Cemtrex, Inc.
19 Engineers Lane,
Farmingdale, New York 11735

> **Re:** **Cemtrex, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 4, 2016**
> **File No. 333-213369**

Dear Mr. Govil:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2016 letter.

General

1.   We note your response to prior comment 1. Please tell us how you have addressed in this registration statement comment 1 from our September 30, 2016 comment letter regarding your Form 10-K for the fiscal-year-ended September 30, 2015 and related filings.

Fee Table

2.   We note your revisions in response to prior comment 2. Please clarify how you determined to register the offer of only 1,500,000 subscription rights, given your disclosure on the prospectus cover page stating that you plan to offer common stock

holders one subscription right for every two shares of common stock owned and your disclosure on page 8 indicating that there are currently 9,410,947 shares of common stock outstanding. We also note the disclosure on page 26 that only the units, not the subscription rights, are subject to proration.

Use of Proceeds, page 48

3.   Please expand your response to prior comment 6 to address your October 31, 2016 press release indicating that you have entered into an agreement to acquire an electronics manufacturing solutions company.

Information Incorporated by Reference, page 60

4.   We note your revisions made in response to prior comment 10. Please further revise this section to include the Forms 8-K filed September 9, November 4, and November 9, 2016; the Form 10-Q/A filed November 10, 2016; and any additional reports required to be incorporated by reference pursuant to Item 12 of the Form S-1 that you file prior to the effectiveness of this registration statement.

        Please contact Laurie Abbott at (202) 551-8071 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any questions.

                                                Sincerely,

                                                /s/ Geoff Kruczek for

                                                Amanda Ravitz
                                                Assistant Director
                                                Office of Electronics and Machinery

cc: Spencer G. Feldman, Esq.
        Olshan Frome Wolosky LLP